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                                               COMMISSION FILE NO.:  1-11255
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  | | Form 10-K    |_| Form 11-K     |_| Form 20-F
              |X| Form 10-Q    |_| Form N-SAR

For  Period  Ended: December 31, 2001
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

     AMERCO
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  Full Name of Registrant


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  Former Name if Applicable

     1325 Airmotive Way, Suite 100
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  Address of Principal Executive Office (Street and Number)

     Reno, Nevada  89502
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  City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.
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                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if needed.)

                    See Rider Attached
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                           PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
            Vessel Velichkov      (602)              263-6774
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              (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports
         been filed?  If answer is no, identify report(s)   |X| Yes   |_| No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                        |_| Yes   |X| No

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         If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                  AMERCO
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   February 14, 2002          By  /S/ Gary B. Horton
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                                      Gary B. Horton, Treasurer
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                       RIDER TO FORM 12b-25


     The preparation of the financial statements of AMERCO and Consolidated Subidiaries (the "Registrant") will not be completed by February 14, 2002 the last day for a timely filing of its Quarterly Report on form 10-Q for the fiscal quarter ended December 31, 2001 pursuant to Rule O-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     Pursuant to the recent Exchange Act Release (No. 34-44321) issued by the Securities and Exchange Commission, the company is trying to improve its disclosure of information in the area of liquidity and capital resources. As such, the company is taking steps that the Securities and Exchange Commission recommended, including compiling aggregated disclosure concerning its obligations and commitments to make future payments under contracts, debt and lease agreements, and contingent commitments. As a result, it has taken longer to gather the necessary information to prepare the quarterly report on Form 10-Q.